Exhibit 99.1

Alpha Tau Hosting Key Opinion Leader Meeting on Alpha DaRT Clinical Trials

JERUSALEM, July 5, 2022 -- Alpha Tau Medical Ltd. (Nasdaq: DRTS) ("Alpha Tau" or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today that it will host a hybrid in-person/virtual key opinion leader (KOL) meeting at Convene (North Hub Room), located at 530 5th Ave. New York, NY on Monday, July 18, 2022 beginning at 10:30 am Eastern Time. For those attending in-person, breakfast will begin at 10:30 am Eastern Time. For those attending virtually, the presentations and webcast will begin at 11:00 am Eastern Time.

The meeting will feature presentations from KOLs Michael J. Zelefsky, MD, Memorial Sloan Kettering Cancer Center, Mark D’Andrea, MD, University Cancer Centers, and Robert Den, MD, Alpha Tau's Chief Medical Officer, who will discuss Alpha Tau’s therapy (the Alpha DaRT radiation technology) and the Company’s clinical trial outlook. For those attending the event in person, a selection of the Company’s proprietary applicators will also be available for demonstration.

The Alpha DaRT technology is based on inserting directly into the tumor small amounts of radioactive radium-224 affixed to metal sources which are designed to decay and release radioactive atoms that diffuse inside the tumor, emitting short-range alpha radiation that aims to damage and kill cancer cells within a short period of time.

During the KOL presentations, Alpha Tau’s recent clinical trials, upcoming U.S. pivotal trial in recurrent cutaneous Squamous Cell Carcinoma (SCC), other upcoming clinical trials, and the Company’s pre-clinical work on potential immunological effects of the Alpha DaRT technology will be discussed.

A Q&A session will follow the formal presentations. To register for the event or webcast, please click here. If you would like to attend in person, please indicate this selection when registering and you will receive an email confirming your attendance closer to the event with specific location details.

Michael J. Zelefsky, MD is an internationally renowned radiation oncologist who is Professor of Radiation Oncology at Memorial Sloan Kettering Cancer Center and the Weil Cornell Medical Center. He serves as the Chief of the Brachytherapy Service at MSKCC which represents one of the most active sites for performing brachytherapy in the world, involved in highly innovative and sophisticated oncology procedures incorporating the delivery of radiation-based implants directly into tumors. Dr Zelefsky is the incumbent Greenberg Chair of Prostate Cancer Research at MSKCC and serves as the Co-Leader of the Genitourinary Disease Management team for the hospital as well as the Director of GU Radiation Oncology. He has published over 400 papers in Oncology as well as Book Chapters and Reviews. He also serves as the Editor in Chief of the Journal Brachytherapy.

Mark D’Andrea, MD is a board-certified Radiation Oncologist providing services in Houston, Brenham, and Huntsville. Primarily affiliated with University Cancer Centers, Dr. D’Andrea has been named one of Houston’s Top Doctors from 2016 through 2021. He has received the Patient’s Choice award, Most Compassionate Doctor, and Peer Reviewed Physician, among several other distinctions over the years. Dr. D’Andrea has over 30 years of expertise in breast cancer, prostate cancer, lung cancer, head and neck cancer, gastrointestinal cancer, and gynecologic cancer treatments. Dr. D'Andrea has been published in over 30 clinical medical research publications.

Robert Den, MD has served as Alpha Tau’s Chief Medical Officer since 2019. Dr. Den specializes in radiation oncology and conducts innovative research across a broad variety of malignancies. From 2011 to 2015 and from 2015 to the present, Dr. Den has served as an assistant professor and an associate professor, respectively, at Jefferson University, where he has also served as a clinical practitioner since 2007. Dr. Den holds a B.S. in Chemistry from Yale University and an M.D. from Harvard Medical School.

About Alpha DaRT

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; (xix) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 28, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com